December 9, 2011

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Mr.	Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Ikanos Communications, Inc.

Form 10-K for the Fiscal Year Ended January 2, 2011

Filed March 10, 2011

File No. 0-51532

Dear Mr. Spirgel:

On behalf of Ikanos Communications, Inc. (“Ikanos” or the “Company”), this letter is being transmitted in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 28, 2011 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011 (the “Report”), filed on March 10, 2011. Set forth below are the Company’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the Staff’s letter.

Form 10-K for the fiscal year ended January 2, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 38

1.	We refer to your discussion and analysis of revenue on page 38. You indicate that the increase in revenue from 2009 to 2010 was directly attributable to your acquisition of the BBA product line in 2009. This implies, but it is unclear how your legacy businesses performed, why and whether you expect these trends to continue. We note from your disclosures in your Inventory footnote that you recorded a $16.8 million charge to write down inventory as a result of reduction in your revenue forecast, and from your restructuring footnote, that you implemented a restructuring plan also based upon a revised revenue forecast. Considering the impact that these revisions had on your operating results in 2010, please revise your discussion and analysis of results of operations to provide information about the quality and potential variability of a your earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance. In this regard, please:

•	describe the results from both the BBA product line and your legacy products and services, and provide insight into the underlying business drivers or conditions that contributed to these results; and

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•

describe any other known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

For further guidance, please refer to Item 303 Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response:

The Company acknowledges the Staff’s comment and will expand its disclosure as requested beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2012 (the “2011 Form 10-K”). The Company respectfully advises the Staff that the full year effect of its acquisition of the BBA product line accounted for the $61.0 million increase in revenue for fiscal year 2010, as the revenue for the other pre-BBA acquisition products remained largely unchanged. In the Report the Company disclosed known trends expected to impact its operating results, including the anticipated quarterly deterioration of revenue from the second to the third quarter and from the third quarter to the fourth quarter due to “sustained declines in our ADSL sales and our moving away from lower margin business.” The Company also noted in the Report on page 39 that it expected this trend to continue through at least the first quarter of 2011.

In response to the Staff’s comments, the Company will expand this discussion in the 2011 Form 10-K to add further commentary as it relates to both the BBA and pre-BBA acquisition products. In addition, the Company will provide more clarity to the quarterly declines as they relate to maturing products. The Company respectfully advises the Staff that it will include the following expanded disclosure with respect to the comparison of its operating results for 2010/2009:

“Revenue increased by $61.0 million, or 47%, to $191.7 million in 2010 from $130.7 million in 2009. This increase is attributable to the full year effect of revenue resulting from the sale of products that we acquired in the August 2009 BBA acquisition. Revenue from our pre-BBA acquisition products remained largely unchanged from 2009 to 2010. Asian and European revenue as a percent of total sales remained relatively constant, but increased substantially on a revenue dollar basis. Asian sales increased 53% from $75.6 million in 2009 to $115.4 million in 2010. Sales into greater China (including the Peoples Republic of China and Hong Kong) more than doubled in 2010 versus 2009. Sales to Japan were marginally lower in 2010 compared to 2009. Asian sales volume, especially to China, increased substantially while average Asian selling price, including the effects of changes in mix, increased slightly. European revenue increased by 62% from $43.9 million to $70.9 million as sales into France and the Netherlands were somewhat offset by lower sales into Italy and Belgium.

Beginning in the second half of 2010, certain products neared end of life more rapidly than previously anticipated. Additionally, we began to move away from products with low margins. However, we were not able to offset the declines with new product introductions. The effect of these trends resulted in sequentially lower quarterly revenue beginning in the third and fourth quarters of 2010. Revenue declined from $55.6 million in the second quarter of 2010 to $41.5 million and $37.1 million in the third and fourth quarters of 2010, respectively. The BBA-acquired products, which started to mature during the second half of 2010, contributed to the majority of the declines with decreases in product revenues of $9.1 million and $8.3 million during the 2010 third and fourth quarters, respectively.”

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In addition, in the 2011 Form 10-K the Company will expand its overview discussion to include disclosures substantially similar to the following paragraphs to provide more insight into the changing environment in its industry:

“Our industry is continually transitioning to new technologies and products. Large industry transitions are unpredictable due to factors including, but not limited to, extended product trials, qualifications, and the migration of existing platforms to new platforms. Furthermore, the environment in which we market and sell our products has become increasingly competitive and cost sensitive. Our competitors are able to provide higher degrees of integration due to their broader range of products.

Our future revenue growth depends on the successful qualification and adoption of our new product platforms at service providers and network equipment manufacturers. In addition to these qualifications our operations may be adversely affected by our customers’ transition strategies from existing systems that use our product to systems that may not use our products. As is customary in our industry, we may elect to end-of-life certain products and, as a result, certain customers may enter into last time buy arrangements which could further impact revenues. Additionally, certain of our customers have already entered into last time buys of some products during 2011 and others may do so 2012. In some cases products may become mature or uncompetitive causing customers to transition to solutions from other manufacturers or implement multi-sourcing procurement strategies in which we participate in a diminished capacity.

It is inherently difficult to predict if and when platforms will pass qualification, when service providers will begin to deploy the equipment and at what rate, because we do not control the qualification criteria or process, and the systems manufacturers and service providers do not always share all of the information available to them regarding qualification and deployment decisions. Additionally, we have limited visibility into the buying patterns of our OEMs, who, in turn, are affected by changes in the buying and roll out patterns of the service provider market. As a result of manufacturing inventory to a forecast, we may have excess inventory if the forecast is incorrect. Our 2010 forecast was reduced significantly due to BBA products becoming more mature and less competitive at the desired price point in the market place and also revenue forecast for a potential customer that did not materialize. As a result, we determined that we had $16.8 million of excess inventory for certain products, and consequently wrote down the inventory during 2010.

We have several new products in development and believe our team of engineers, DSL products, technology, patents and other intellectual property will allow us to create products which may allow us to increase our market share and enable us to implement our digital home initiatives and next generation VDSL development. However, many of these new products may not offset the declines of revenue recognized on our mature products during the near term. Failure to generate new revenues from these new products, or delays in the timing of the release of these products, could have a material impact on our revenues, results of operations, cash flows and financial position.”

The Company will expand its disclosure for future periods to (i) provide insight into the underlying business drivers or conditions that contributed to these results and (ii) disclose any known trends or uncertainties that have had or the Company expects may reasonably have a material impact on its operations and if the Company believes that these trends are indicative of future performance. The Company also will include information about the quality and potential variability of its earnings and cash flow.

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Cost of Revenue and Restructuring Charges, page 40

2.	In addition, since your financial statements reflect material restructuring and impairment charges, you should provide an analysis underlying these matters. We note that you attribute the inventory impairment and restructuring charges to a revised revenue forecast; however, it is unclear why the forecasted changes were significant enough to warrant these charges. In this regard, revise your future filings to disclose material, substantive information regarding the conditions that prompted a change in your forecasts and describe the material trends, demands, commitments, events or uncertainties to present a balanced view of the underlying dynamics of your business.

Response:

The Company respectfully advises the Staff that, as set forth in its response to Comment 1 above, it will address the effects of reduced forecast sales on determining the amount, if any, of excess and obsolete inventory. The write down of inventory in 2010 was based on a comparison of future revenue compared to the inventory on hand. In this case an inventory build was predicated on a forecast that ultimately proved to be incorrect as described in under Revenue section above. The two restructuring charges during 2010 reflected reductions in our cost structures to better align with our revised forecasted revenue, and subsequent deterioration of revenue related to our products that were acquired in the BBA acquisition as those products became increasingly obsolete compared to competitors products.

In response to the Staff’s comments, the Company will expand the discussion in the 2011 Form 10-K, to add further commentary as it relates to the effect of a lower sales forecast in 2010 on both the write-off of inventory and its restructuring. The Company respectfully advises the Staff that it will expand the disclosure in the 2011 Form 10-K in the second paragraph under Cost of Revenues in the Report and replace the sentence beginning with “The net write-down” with the following:

“Due to a significant decrease in forecasted demand for BBA acquired products during the second and third quarters of 2010, primarily as a result of lower demand for these products which had become more mature and less competitive at the desired price point in the market place, and also revenue forecast for a potential customer that did not materialize, we wrote down the inventory by a total of $16.8 million during 2010. In 2009…”

Further, the Company will revise the first two sentences in the 2011 Form 10-K under Restructuring to read:

“During the first quarter of 2010, we implemented a restructuring plan to better align operating costs and headcount to match the revised forecasted revenue that was lower than we had previously expected subsequent to the integration of the BBA product line. Our initial forecasts anticipated revenues from products that would offset reduced demand for pre-BBA acquisition products, but those new products revenues did not occur when initially expected. Subsequently, during the third quarter of 2010, we implemented an additional restructuring to decrease personnel costs due to the decrease in forecasted revenue from the previously acquired BBA product lines and the continued delays in the final development of our next generation technologies.”

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The Company, in its future filings, will continue to (i) provide an analysis underlying the recent restructuring and impairment charges and (ii) disclose material, substantive information regarding the conditions that prompted a change in the Company’s forecasts, as well as any known material trends, demands, commitments, events or uncertainties.

Liquidity and Capital Resources, page 44

3.	We note that you reported revenue of $192 million in 2010, 98% of which was sold to customers outside of the United States, and that, as of January 2, 2011, you reported cash and cash equivalents of about $29 million. Please tell us how much of the company’s consolidated cash and short term investments were held in foreign entities as of January 2, 2011 and the end of your most recently completed fiscal quarter.

Response:

As of January 2, 2011, the Company had $31.0 million in cash and investments, of which $23.2 million was held by foreign subsidiaries, including undistributed earnings of $6.9 million. As of October 2, 2011 — the end the Company’s third fiscal quarter—the Company had $36.3 million in cash and investments, of which $32.4 million was held by foreign subsidiaries, including undistributed earnings of $7.5 million. If the cash and investments held by foreign subsidiaries were repatriated to the United States, Ikanos would be subject to U.S. federal tax offset by foreign tax credits, if applicable. The Company respectfully advises the Staff that it discussed its general policy for accounting for income taxes in the Report under Critical Accounting Policies and Estimates. At the time that the Company filed the Report it had no plan to repatriate any of the cash and investments held by its foreign subsidiaries as it had adequate cash to meet its obligations in the near future based on the cash flow forecast and needs at that time. In response to the Staff’s comment, the Company, in future filings, will disclose the amount of cash and investments held by its foreign subsidiaries, our repatriation plans, if any, and the potential tax consequence if such funds were repatriated.

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In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•	Ikanos is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Ikanos may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need have additional questions or need additional information, please contact me by telephone at 510-438-6226 or by e-mail at dbencala@ikanos.com.

Yours very truly,

/s/ Dennis Bencala
Dennis Bencala
Chief Financial Officer and Vice President of Finance

cc:	Diosdado P. Banatao

George Portugal

Allison Leopold Tilley, Esq., Pillsbury Winthrop Shaw Pittman LLP

Wayne Hedden, PricewaterhouseCoopers LLP

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